RICHARDSON & PATEL LLP

10900 WILSHIRE BOULEVARD

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LOS ANGELES, CALIFORNIA 90024-6525

TELEPHONE (310) 208-1182

TELECOPIER (310) 208-1154

December 22, 2006

Filed as Correspondence via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 3561

Re:	Asiamart, Inc. (previously named WT Holdings Corporation)

Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-138434)

Ladies and Gentlemen:

This letter is in response to the letter dated December 1, 2006 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) commenting on the registration statement on Form S-1 (File No. 333-138434) (the “Registration Statement”) of Asiamart, Inc., previously known as WT Holdings Corporation (the “Company”). In addition, Amendment No. 1 to the Registration Statement (the “Amendment”) is being filed with the Commission on the date hereof.

Responses to the Comment Letter are numbered to correspond with the numbering of the comments of the Staff in the Comment Letter. For ease of reference, each numbered comment in the Comment Letter has been set forth below followed by the relevant response. Capitalized terms used but not defined herein have the meanings set forth in the Amendment.

General

1.	We note that your registration statement does not reflect the material terms, potential risks and principal effects of the one-for-four reverse stock split disclosed in your Schedule 14C Information Statement filed October 24, 2006. Please revise your registration statement to include all material information about this reverse stock split.

RESPONSE: In response to this comment, the following risk factor was added to page 24 of the registration statement:

“We effected a one-for-four reverse stock split of our common stock on November 30, 2006; there can be no assurance that the bid prices of our common stock will be appropriately and adequately adjusted following the reverse split, and a loss of liquidity may result.

Following effectiveness of our reverse stock split on November 30, 2006, there can be no assurance that the bid prices of our common stock will continue at a level in proportion to the number of outstanding shares resulting from the reverse split. For example, based on the closing price of our shares on the OTC Bulletin Board on August 31, 2006 of $0.35 per share, following the reverse split at a one-for-four ratio, there can be no assurance that the post-split market price of our common stock would be $1.40 or greater. Accordingly, the total market capitalization of our common stock following the reverse split may be lower than the total market capitalization before the reverse split. Additionally, the liquidity of our common stock may be adversely affected by the number of outstanding shares of common stock after the reverse split. Although the board of directors believes that a higher per-share stock price may help generate investor interest, there can be no assurance that the reverse split will result in a per-share price that will attract institutional investors or investment funds, or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the decreased liquidity that may result from having fewer shares outstanding may not be offset by increased investor interest in our common stock.”

U.S. Securities and Exchange Commission

December 22, 2006

In addition, pages 4, 52, 53, F-1, F-24, F-33, F-39, F-40, II-3 and II-4 of the registration statement have been revised to reflect its principal effects and to include all material information about the reverse stock split.

2.	We will provide you with comments in a separate letter on your request for confidential treatment filed on June 30, 2006.

RESPONSE: A response to the Commission’s comment letter regarding the Company’s confidential treatment request will be provided separately.

Subsequent Events and Other Revisions

The Company supplementally advises the Commission that revisions have been made throughout the registration statement in order to disclose and conform the registration statement to facts relating to the following subsequent events:

•	Effective November 30, 2006, as discussed in the Company’s initial Form S-1 filing and in a definitive information statement on Schedule 14C filed on October 24, 2006, the Company changed its corporate name to “Asiamart, Inc.” by filing an amendment to its certificate of incorporation with the Delaware Secretary of State;

•	Effective November 30, 3006, as discussed in a definitive information statement on Schedule 14C filed on October 24, 2006, the Company completed its one-for-four reverse stock split of its common stock;

•	On November 30, 2006, as disclosed in a current report on Form 8-K filed on December 5, 2006, Ricky Kee Kwong Tsoi resigned as the Chief Executive Officer and a director of the Company for personal health reasons, and on December 5, 2006, Mr. Alex Chun Shan Yue was appointed as the successor Chief Executive Officer of the Company; and

•	We have updated the financial statements in the registration statement to include financial statements for the recent period ending September 30, 2006, on pages F-20 to F-40.

In addition please note that in accordance with SAB Topic 4C, the Company has retroactively reflected the November 30, 2006 four-for-one reverse stock split in the applicable financial statements as presented in the registration statement.

Further, in response to comments from the NASD, we also amended the “Plan of Distribution” section on page 31 of the registration statement to provide additional disclosure and assurances.

Please contact me at (310) 208-1182 if you have any questions or require any additional information.

Very truly yours,

/s/ EDGAR D. PARK
Edgar D. Park

cc:	Alex Yue, Chief Executive Officer
Albert Wong, Chief Financial Officer
Ricky Kee Kwong Tsoi, former Chief Executive Officer
Kevin Leung, Esq., Richardson & Patel LLP